Exhibit 20

FOR IMMEDIATE RELEASE




                   MERRIMAC SECOND QUARTER AND SIX MONTHS 1997
               EARNINGS INCREASE ON RECORD SALES; BACKLOG IS UP;
                                DIVIDEND DECLARED



West Caldwell, N.J., July 29, 1997: Merrimac Industries, Inc. announces results for the second quarter and six months of 1997, reflecting solid increases in earnings on record sales volume and a rising backlog.

Second quarter 1997 net income per share increased to $.24 per share or 20% compared to the second quarter of the prior year. Net income increased 21% to $378,000 for the second quarter of 1997 compared to 1996, resulting from sales of $4,986,000, which increased 27% over the second quarter of the prior year of $3,926,000.

For the first six months of 1997, net income per share increased to $.42 per share or 20% compared to the prior year. Net income increased 16% to $656,000 compared to 1996, resulting from sales of $9,261,000, which increased 30% over prior year six-month sales of $7,113,000. The number of weighted average common shares outstanding was reduced by 38,000 shares primarily from common stock repurchases during 1996, partly offset by the dilutive effect of stock options this year.

Comparison of the backlog for the end of the second quarter of 1997 of $9.7 million to that of the second quarter of the prior year of $6.6 million reflects a 47% increase in backlog, and is 18% above year-end 1996. Orders are expected to continue to be strong for Merrimac products in the third quarter.

Chairman and CEO Mason N. Carter commented: "Record sales volume for the quarter and six months reflects the outstanding accomplishments of the Merrimac Team effort. Our process improvement initiatives, customer service focus and reduction of total-cycle-time to market are becoming effective competitive weapons. Net income increased even though we funded important infrastructure changes and product development. In the last six months, seven new products have been developed and commercialized or are in the process of being commercialized.

"Trailing nine-month sales of $13.3 million approaches the annual sales levels for each of the past four fiscal years. Our current high rate of shipments is exceeded by the sales order booking rate by 20%. There are many opportunities and challenges to optimize as we move towards our Goal of Profitable Growth."

The Board of Directors declared a cash dividend of $.10 per share on its Common Stock, payable September 19, 1997 to stockholders of record on September 5, 1997.

The statements in this news release include forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, has approximately 160 employees in the design and manufacture of high-performance components and subsystems for communications, defense and aerospace applications. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                   Fax:                  (973) 882-5989
         Chairman and CEO                  Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202   Internet: http://www.merrimacind.com


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                            MERRIMAC INDUSTRIES, INC.
                  SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)


                                                                   Quarter Ended
                                                            June 28                June 29
                                                              1997                   1996
                                                        -------------------------------------

Net sales                                               $4,986,000              $3,926,000
Income before income taxes                                 609,000                 478,000
Provision for income taxes                                 231,000                 165,000
Net income                                                 378,000                 313,000

Net income per common share                                   $.24                    $.20

Weighted average number of shares outstanding            1,580,000               1,587,000




                                                                  Six Months Ended
                                                            June 28                June 29
                                                              1997                   1996
                                                        -------------------------------------

Net sales                                               $9,261,000              $7,113,000
Income before income taxes                               1,047,000                 859,000
Provision for income taxes                                 391,000                 294,000
Net income                                                 656,000                 565,000

Net income per common share                                   $.42                    $.35

Weighted average number of shares outstanding            1,573,000               1,611,000
